BINGHAM McCUTCHEN

Bingham McCutchen LLP

150 Federal Street

Boston, MA

02110-1726

T 617.951.8000

F 617.951.8736

September 2, 2005

VIA EDGAR

Valerie J. Lithotomos

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: The Registrants Listed on the Attached Appendix (each, a “Registrant”)

Dear Ms. Lithotomos:

On behalf of each of the Registrants, we are filing this letter to respond in writing to the Staff’s comments on the preliminary copy of the Letter to Shareholders, Notice of Meeting, Proxy Statement and Form of Proxy (together, the “Preliminary Proxy Statement”) to be used in connection with a Special Meeting of Shareholders of each of the Registrants conveyed to us as representative of the Registrants by telephone on August 23, 2005. The Preliminary Proxy Statement was filed with the Securities and Exchange Commission (the “Commission”) on August 11, 2005.

Below are the Staff’s comments and the Registrants’ responses thereto.

1. Comment: Consistent with the current practice of the Staff, the Registrants should furnish a “Tandy” letter.

Response: In response to the Staff’s request, a letter from the Registrants to the Commission containing certain acknowledgements requested by the Staff accompanies this letter.

2. Comment: Will the advisory personnel change following the close of the transaction between Citigroup Inc. and Legg Mason, Inc.?

Response: The Registrants understand that Citigroup and Legg Mason expect that immediately following the closing of the transaction the funds will generally continue to be managed by the same portfolio managers or portfolio management teams. Following the close of the transaction, Legg Mason intends to review all aspects of the funds’ operations. Legg Mason will also take steps to combine the investment management operations of Western Asset Management Company and its affiliates (“Western Asset”) with the fixed income operations of the advisers and, in relevant cases, the affiliated subadvisers to the funds. In light of this, the “Questions and Answers” and “Board Considerations” sections of the Preliminary Proxy Statement provide that it is expected that these combination processes will result in changes to portfolio managers or portfolio management teams for a number of the funds, subject to Board consent and appropriate notice to shareholders, and that, in other cases, the current portfolio managers or portfolio management teams will remain in place. In response to the Staff’s comment, the Registrants have added disclosure to these sections to state that there is a likelihood that certain fixed income portfolio managers or portfolio management teams may not remain with the advisers or affiliated subadvisers or join Western Asset.

3. Comment: Will the names of the advisers change following the close of the transaction between Citigroup and Legg Mason?

Response: It is anticipated that the names of the advisers will remain the same immediately following the closing of the transaction, but will eventually change. Upon closing of the transaction, Legg Mason will have a license which will permit the advisers to continue using their current names for up to twelve months following the closing. In response to the Staff’s comment, the Registrants have added disclosure to that effect to the “Description of the Transaction” section of the proxy statement.

4. Comment: Will the names of the funds change following the close of the transaction between Citigroup and Legg Mason?

Response: It is anticipated that the names of the funds will remain the same immediately following the closing of the transaction, but will eventually change. Upon closing of the transaction, Legg Mason will have a license which will permit the funds to continue using their current names for up to twelve months following the closing. For certain funds, arrangements may be made for a more extended license period. In response to the Staff’s comment, the Registrants have added disclosure to the “Description of the Transaction” section of the proxy statement.

5. Comment: Will Citigroup and Legg Mason still pay the costs of the proxy if the proposals are not successful?

Response: In response to the Staff’s comment, the Registrants have added language to clarify that the costs of the proxy will be borne by Citigroup and Legg Mason whether or not the proposals are successful.

6. Comment: In the “Questions and Answers” section of the proxy statement, the Staff requested that the Registrants expand the answer to the question “Will my Fund’s total advisory and administrative services fees increase?” to elaborate on the changes in fees payable by shareholders.

Response: In response to the Staff’s comment, the Registrants have supplemented the answer to clarify that, for those funds currently operating under separate investment management and fund administration agreements, both functions will now be covered under one agreement (except in the case of Smith Barney Small Cap Core Fund, Inc., Greenwich Street Series - Equity Index Portfolio and Smith Barney S&P 500 Index Fund, which will continue to receive investment management and fund administration services under separate agreements) and shareholders of the funds will no longer pay a separate administration fee. As a result, the management fee for certain funds will exceed the current advisory fee, but in no case will it exceed the current combined advisory and administrative fee.

7. Comment: The Staff requested that the Registrants clarify the description of voting in the “Vote Required and Manner of Voting Proxies” section of the proxy statement.

Response: The section has been revised consistent with the Registrants’ discussions with the Staff.

If you should have any further questions, please do not hesitate to contact me at 617-951-8567.

Sincerely,

/s/ Paul B. Raymond

Appendix

Smith Barney Allocation Series Inc.	Smith Barney Sector Series Inc.

Smith Barney Multiple Discipline Trust	Smith Barney Massachusetts Municipals Fund

Smith Barney Institutional Cash Management Fund Inc.	Smith Barney Investment Trust

Smith Barney Aggressive Growth Fund Inc.	Smith Barney Appreciation Fund Inc.

Smith Barney Investment Funds Inc.	Smith Barney World Funds, Inc.

Smith Barney Equity Funds	Travelers Series Fund Inc.

Smith Barney Muni Funds	SB Adjustable Rate Income Fund

Intermediate Muni Fund Inc.	Managed Municipals Portfolio Inc.

Smith Barney Municipal Money Market Fund Inc.	Municipal High Income Fund Inc.

High Income Opportunity Fund Inc.	Citigroup Investments Corporate Loan Fund Inc.

Smith Barney Funds, Inc.	Real Estate Income Fund Inc.

Smith Barney Income Funds	Zenix Income Fund Inc.

Smith Barney Small Cap Core Fund, Inc.	Managed High Income Portfolio Inc.

Smith Barney Money Funds, Inc.	Smith Barney Investment Series

Smith Barney Fundamental Value Fund Inc.	Smith Barney Trust II

Greenwich Street Series Fund	Salomon Funds Trust

Smith Barney Managed Municipals Fund Inc.	Variable Annuity Portfolios

Smith Barney California Municipals Fund Inc.	CitiFunds Premium Trust

Smith Barney New Jersey Municipals Fund Inc.	CitiFunds Institutional Trust

Smith Barney Oregon Municipals Fund	CitiFunds Trust I

Smith Barney Arizona Municipals Fund Inc.	CitiFunds Trust III

Smith Barney Core Plus Bond Fund Inc.

CITIGROUP ASSET MANAGEMENT ADVISED INVESTMENT COMPANIES

125 Broad Street, 10th Floor

New York, New York 10004

September 2, 2005

Valerie J. Lithotomos

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: The Registrants Listed on the Attached Appendix (each, a “Registrant”)

Dear Ms. Lithotomos:

In response to a comment from the Staff in connection with its review of the preliminary copy of the Letter to Shareholders, Notice of Meeting, Proxy Statement and Form of Proxy to be used in connection with a Special Meeting of Shareholders of each of the Registrants filed with the Securities and Exchange Commission (the “Commission”) on August 11, 2005, each Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

By:	/s/ Robert I. Frenkel
Authorized Officer

Appendix

Smith Barney Allocation Series Inc.	Smith Barney Sector Series Inc.

Smith Barney Multiple Discipline Trust	Smith Barney Massachusetts Municipals Fund

Smith Barney Institutional Cash Management Fund Inc.	Smith Barney Investment Trust

Smith Barney Aggressive Growth Fund Inc.	Smith Barney Appreciation Fund Inc.

Smith Barney Investment Funds Inc.	Smith Barney World Funds, Inc.

Smith Barney Equity Funds	Travelers Series Fund Inc.

Smith Barney Muni Funds	SB Adjustable Rate Income Fund

Intermediate Muni Fund Inc.	Managed Municipals Portfolio Inc.

Smith Barney Municipal Money Market Fund Inc.	Municipal High Income Fund Inc.

High Income Opportunity Fund Inc.	Citigroup Investments Corporate Loan Fund Inc.

Smith Barney Funds, Inc.	Real Estate Income Fund Inc.

Smith Barney Income Funds	Zenix Income Fund Inc.

Smith Barney Small Cap Core Fund, Inc.	Managed High Income Portfolio Inc.

Smith Barney Money Funds, Inc.	Smith Barney Investment Series

Smith Barney Fundamental Value Fund Inc.	Smith Barney Trust II

Greenwich Street Series Fund	Salomon Funds Trust

Smith Barney Managed Municipals Fund Inc.	Variable Annuity Portfolios

Smith Barney California Municipals Fund Inc.	CitiFunds Premium Trust

Smith Barney New Jersey Municipals Fund Inc.	CitiFunds Institutional Trust

Smith Barney Oregon Municipals Fund	CitiFunds Trust I

Smith Barney Arizona Municipals Fund Inc.	CitiFunds Trust III

Smith Barney Core Plus Bond Fund Inc.